Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025

Canary Capital
@CanaryFunds

Canary Capital is proud to announce the launch of the two new spot crypto ETFs for Litecoin and HBAR - $LTCC and $HBR



Litecoin ETF
& HBAR ETF
By Canary Capital
LTCC
HBR
Now listed
canary capital
The Fund is not registered under the Investment Company Act of 1940, and not subject to the same regulatory requirements and protections. Carefully consider the risk factors, investment objectives, fees, expenses, and other information associated with before making an investment decision.
All investments are speculative, may be illiquid and involve a high degree of risk, uncertainty, and there is risk of the complete loss of the investment. There is no guarantee that any specific outcome will be achieved. We do not offer tax, financial, accounting or legal advice.

9:31 AM · Oct 28, 2025 · **10.5K** Views

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025

Infographic 1

Caption:
Hedera's Hashgraph replaces blockchain's linear chain of blocks with a Directed Acyclic Graph (DAG), where transactions confirm each other asynchronously, similar to how news spreads by word of mouth

The result: parallel consensus, sub-second finality, high throughput & low fees

Post locations:
X, LinkedIn, Reddit, FB

Blockchain vs DAG

Feature	Blockchain	DAG (Directed Acyclic Graph)
Data Structure	A linear, simple chain of data "blocks" that are linked chronologically. Blocks must be validated sequentially, which limits the number of transactions processed per second.	A web-like structure of interconnected individual transactions, not grouped into blocks. New transactions can reference and validate multiple previous transactions, enabling parallel processing.
Consensus	Typically uses a Proof-of-Work (PoW) or Proof-of-Stake (PoS). Miners or validators must reach a network-wide consensus to add a new block.	Does not use a traditional mining-based consensus. Instead, each new transaction helps to confirm and validate previous transactions.
Scalability	Generally has lower scalability due to its linear structure. As transaction volume increases, the network can experience congestion and slower speeds.	Highly scalable because transactions can be processed in parallel. As the number of transactions increases, the network can actually become faster.
Transaction Speed	Transaction speeds relative to confirmation times and tied to creation of new blocks.	Transactions validated simultaneously by other transactions.
Transaction Fees	Often has higher transaction fees, particularly on heavily congested networks. Fees are typically paid to miners or validators as an incentive.	Can operate with very low to zero transaction fees. Ideal for microtransactions.
Security	Generally considered robust and secure due to the established cryptographic protections and collective consensus of the network. A 51% attack is a significant threat to poorly secured PoW chains.	Has different security challenges than blockchain, particularly during low network activity. Some projects have relied on a central coordinator, which can present a security risk.
Decentralization	Highly decentralized, with network control shared among all users. No single person or group has control over the data, which is immutable.	The degree of decentralization can vary. While some DAGs are highly decentralized, others have been criticized for having centralized components, which can affect overall security.
Example Projects	Bitcoin (BTC), Ethereum (ETH), Litecoin (LTC), Solana (SOL).	Hedera (HBAR), IOTA (MIOTA), Nano (XNO), Fantom (FTM), and Kaspa (KAS).


Traditional Blockchain
Header (H)
Data
Previous H
Data
Previous H
Data
Hedera Hashgraph Directed Acyclic Graph (DAG)
Events
Network nodes
A
B
C
D

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025

Infographic 2

Caption:
Hedera's architecture routes all network activity through its Hashgraph consensus, enabling high-throughput, low-latency finality.

Core network services, Consensus, Token, and Smart Contracts, support application layers for Payments, Decentralized Finance (DeFi), Non-Fungible Tokens (NFTs) & Decentralized ID.

All governed by the Hedera Council.

X trimmed:
Hedera's architecture routes activity through its Hashgraph consensus, enabling high throughput and low-latency finality.

Core services—Consensus, Token, and Smart Contracts—support Payments, DeFi, NFTs, and Decentralized ID.

All governed by the Hedera Council.

Post locations:
X, LinkedIn, Reddit, FB


APPLICATION USE CASES
END USERS
INDIVIDUALS
GOVERNMENTS
DEVICES
CONSENSUS SERVICE
TOKEN SERVICE
SMART CONTRACT SERVICE
HEDERA NETWORK SERVICES
HEDERA GOVERNING COUNCIL
HASHGRAPH CONSENSUS
HEDERA MAINNET

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025

Tweet 3/The $HBR ETF offers exposure to HBAR, the native token of Hedera Hashgraph, which is used to pay for network services, cover transaction fees, secure the network, and power various applications. The network stands out for its massive throughput, ultra-low fees, strong enterprise governance, real-world transaction volume, and energy-efficient design.

More information here https://etfs.canary.capital/hbr/

Investing Involves Significant Risk. The loss of principal is possible. Canary HBAR ETF (the "Fund") may not be suitable for all investors. This post does not constitute a recommendation of any investment strategy or product for a particular investor. Investors should consult a financial advisor/financial consultant before making any investment decisions.

The Fund's investment objectives, risks, charges and expenses should be considered before investing. The prospectus contains this and other important information, and it may be obtained at https://etfs.canary.capital/HBR/prospectus/. Read it carefully before investing.

X shortened:

The $HBR ETF offers exposure to HBAR, the native token of Hedera Hashgraph—used for network services, fees, security, & powering apps. Hedera stands out for its high throughput, low fees, enterprise governance, real-world usage, and energy efficiency
More: https://etfs.canary.capital/hbr/


HBR
Canary HBAR ETF
Now available with your broker
HBR
canary capital

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025

October 28, 2025 • **PRESS**

Canary Capital Launches Spot HBAR ETF

Opens Access to the Next Generation of Digital Assets


Canary
HBAR ETF
HBR

Canary Capital Group LLC ("Canary Capital"), a digital asset-focused investment firm, today announced the launch of the **Canary HBAR ETF** (Nasdaq: HBR), a U.S. exchange-traded fund providing spot exposure to HBAR, the native token of the Hedera network. The fund, declared effective by the U.S. Securities and Exchange Commission (SEC), is expected to begin trading on Tuesday, October 28th, 2025, subject to standard exchange procedures.

"The approval of a spot HBAR ETF represents a major step forward in broadening investor access to the digital asset economy," said Steven McClurg, CEO and Founder of Canary Capital. "Hedera is built for what's next; enterprise tokenization, high-speed settlement, real-world Web3 infrastructure.[1] For investors, HBAR offers a potential opportunity to gain exposure to a network already powering billions of transactions from some of the world's largest Enterprises."

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025



(Getty Images)

First litecoin and hedera ETFs launch along with new solana ETF

The SEC's approval of generic listing standards for crypto ETFs allows the new funds to launch despite the ongoing US government shutdown.

Yaël Bizouati-Kennedy 7h

A new wave of altcoin ETFs is starting to trade today, with the Bitwise Solana Staking ETF launching on the NYSE under the ticker BSOL and Canary Capital launching both a spot hedera HBAR $0.19 (-1.88%) ETF and a litecoin LTC $93.18 (-1.12%) ETF — the first of their kinds — on the Nasdaq.

While the government shutdown has delayed approvals, these funds open the floodgates for the more than 150 altcoin ETFs tracking 35 assets filed with the SEC. In September, the SEC approved a generic listing standards for crypto ETFs, paving the way for speedier listings. Approvals now don't require 19b-4 filings, eliminating that roadblock.

A spokesperson for Canary Capital told Sherwood News that despite the shutdown, the funds were able to begin trading today because they had finalized S-1 registration forms, met the SEC's generic listing standards, and were approved by the Nasdaq to begin trading through a Form 8-A.

Bitwise said that BSOL's management fee will be 0% for the first three months on the first $1 billion in assets, and the fund will stake 100% of its assets, aiming to maximize solana's roughly 7% staking reward.

Matt Hougan, Bitwise CIO, told Sherwood that solana SOL $191.97 (-4.83%) is "a legitimate contender in the race to dominate the stablecoin and tokenization market, and a key piece of any serious diversified crypto portfolio."

Sherwood

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

Hougan anticipates high interest, with traditional investors wanting a low-cost, easy way to gain exposure to "the growth of stablecoins and tokenization."

As for the Canary funds, the HBAR ETF will be listed on the Nasdaq under the ticker HBR.

HBAR, the native token of the hedera network, is up 17% in the past 24 hours and up 326% in the past year. The token is the 26th-largest by market cap.

Canary's litecoin ETF will trade on the Nasdaq under the ticker LTCC. Litecoin, the 30th-largest crypto by market cap, is up 3% in the past 24 hours and up 44% in the past year.

Steven McClurg, founder and CEO of Canary Capital, told Sherwood that bitcoin and ethereum ETFs fundamentally changed the game by bringing access to a massive investor base through the simplicity of an ETF wrapper. Now, the launches of the litecoin and HBAR ETFs are "monumental," because they will provide a wider range of investors with more choice while opening up new corners of the crypto ecosystem, he said.

McClurg said that litecoin, often called "digital silver," has one of the longest-running blockchains in existence, boasting 14 years of uninterrupted uptime and adoption across payment networks worldwide.

"It embodies speed, efficiency, and reliability, the foundation of digital currency utility," he said.

Meanwhile, hedera represents the next generation of enterprise Web3 infrastructure. "This high-speed distributed ledger is already used by Fortune 500 companies to tokenize assets, process settlements, and build decentralized applications," McClurg said.

MORE CRYPTO

See all Crypto

Sage D. Young 10/27/25

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025

Solana, Litecoin and Hedera ETFs to Begin Trading This Week

Altcoin ETFs are landing this week, with Canary's Litecoin and Hedera funds and Bitwise and Grayscale Solana ETFs set to begin trading.



ETF

In brief

Bitwise

Introducing $BSOL — the Bitwise Solana Staking ETF. Starts trading tomorrow.

- First U.S. ETP to have 100% direct exposure to spot SOL
- Maximizing Solana's 7%+ average staking reward rate*
- Targeting 100% of assets staked
- Staking through Bitwise Onchain Solutions, powered by Show more

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025



YES NO

Bloomberg analysts had forecast initial SEC green-lighting for Solana and other altcoin ETFs earlier this month, and set 100% odds for the SOL products and nearly the same for other funds. On September 25, Canary updated its prospectus for its Litecoin fund.

Decrypt also reached out to Grayscale Investments and the SEC for comment, but did not immediately receive a response from either party.

Issuers have been scrambling to address investors' voracious appetite for crypto-focused funds amid a more favorable regulatory and political environment for the industry, and following the dramatic success of spot Bitcoin and Ethereum ETFs, which won approvals last year.



Crypto Funds Pull in $921M on Fed Rate Cut Optimism

The 11 BTC funds now manage about $150 billion in assets (AUM), according to data analytics platform SoSoValue, with BlackRock's iShares Bitcoin Trust—the fastest-growing ETP in the industry's 30-year history—accounting for more than half the total. Ethereum funds' AUM now surpasses $27 billion.

In a Myriad market, just 36% of users believe that SOL will hit an all-time high this year. (Disclaimer: Myriad is a unit of Dastan, the parent company of an editorially independent Decrypt.)

Litecoin and Hedera, the 19th and 30th largest digital assets by market value, were recently up 3.6% and 1.9%, respectively.

In a statement, Canary CEO Steven McClurg called the Litecoin debut "another landmark moment in what has been a pivotal year for the crypto industry."

"Litecoin has demonstrated a proven track record of security and reliability with significant enterprise-class use cases... We are proud to provide investors an SEC registered vehicle to gain exposure to this important digital asset."

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

UPDATE (October 27, 2025, 6:35 p.m. ET): *Adds Litecoin and Hedera price information and Canary comment.*

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025

Canary Capital will launch both an exchange-traded fund tracking Litecoin LTC -3.32% and another tracking Hedera HBAR +5.10%, marking the first of their kind to go live in the U.S.

The digital asset investment firm plans to debut the Canary Litecoin ETF and the Canary HBAR ETF on Tuesday on Nasdaq, according to a statement from the firm.

"This is another landmark moment in what has been a pivotal year for the crypto industry. Canary is incredibly proud to have delivered on our mission to bring registered crypto investment solutions to the broader investment public," said Steven McClurg, CEO and founder of Canary Capital.

The ETFs' launches come after the Securities and Exchange Commission issued guidance a week after the government shut down, clarifying procedures for firms seeking to go public. In it, the SEC said that if firms want to go public, they can file an S-1 registration statement without what's called a delaying amendment, according to a person familiar with the process. A delaying amendment means the ETF wouldn't go into effect after 20 days, allowing the SEC time to work through comments.

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The S-1 has to be final, and if changes are made, that restarts the clock for them to go into effect in 20 days. As part of that process, firms have to file a Form 8-A, two of which were filed by Canary Capital earlier in the day on Monday for the Litecoin and HBAR ETFs. The Grayscale Solana Trust ETF is slated to launch on Wednesday, according to a person familiar.

Litecoin and HBAR are in the top 30 of the largest cryptocurrencies by market capitalization, according to The Block's price page. Litecoin allows for fast and low-cost transactions and is similar to Bitcoin since it serves as a peer-to-peer crypto. HBAR is the native token of Hedera, a decentralized public network that utilizes the Hashgraph consensus algorithm to facilitate fast and secure transactions.

Before the shutdown earlier this month, dozens of crypto ETFs were primed for SEC sign-off. The SEC has been operating under its shutdown plan, which significantly limits what staff can work on as many are furloughed. However, ahead of the shutdown, the agency approved listing standards, which essentially meant dozens of crypto ETF applications could go live more quickly.

TOKENS AND MENTIONED IN THIS ARTICLE

LTC -5.32% HBAR +5.10%

TAGS

LITECOIN ETF SEC

AUTHOR

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025

Blockworks

PRICES RESEARCH ANALYTICS

HOME < NEWS < BUSINESS < MARKETS

Bitwise slated to launch milestone US solana ETF Tuesday

Canary Capital ETFs that hold HBAR and LTC are slated to debut on the Nasdaq tomorrow


Bitwise®
Blockworks

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Bitwise's proposed solana ETF is set to go live on the NYSE Arca Tuesday — marking the latest milestone in a pivotal year for crypto.

The firm revealed the upcoming launch Monday evening, calling its Solana Staking ETF (BSOL) the "first US ETP to have 100% direct exposure to spot SOL." Staking of the product's SOL will be powered by Helius, Bitwise said.

> **Bitwise**
>
> Introducing $BSOL — the Bitwise Solana Staking ETF. Starts trading tomorrow.
>
> - First U.S. ETP to have 100% direct exposure to spot SOL
> - Maximizing Solana's 7%+ average staking reward rate'
> - Targeting 100% of assets staked
> - Staking through Bitwise Onchain Solutions, powered by @heliuslabs
> - 0% fees, with waiver for a limited time'"
>
> We believe Solana is a key platform for enabling capital markets to come onchain and is perfectly positioned for this moment.
>
> Now, investors can get exposure to its growth potential and 7% average staking rewards with BSOL.
>
> Solana is headed into the mainstream—and we think it's just getting started.

Source: X

The announcement came just hours after Bitwise wrote "Big week incoming" in an X post, fueling speculation of ETF developments. A NYSE letter, dated Monday, noted the exchange "certifies its approval for listing and registration" of the product.

Proposed Canary Capital ETFs that hold hedera (HBAR) and litecoin (LTC) also "went effective" Monday, Canary CEO Steven McClurg told me in an email. The plan is for those to begin trading on the Nasdaq tomorrow morning, he added.

The imminent product debuts follows the launch of US bitcoin and ether ETFs in January 2024 and July 2024, respectively.

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

Issuers had been working with the SEC's Division of Corporation Finance in recent months to finalize S-1 registration statements tied to solana product proposals. Though progress was slowed amid the ongoing US government shutdown, discussions with the regulator did not halt completely.

The greenlight from the SEC to launch these ETFs comes after the agency last month finalized generic listings standards for exchange-traded products that hold spot commodities.

Read more: Crypto ETF swell approaching after Grayscale's latest launch

The standards essentially streamline an ETP's approval so long as the underlying holdings meet certain requirements — like having futures trading on CFTC-regulated venues for six-plus months.

Bitwise CIO Matt Hougan told Blockworks last month that new crypto ETPs could launch by Halloween.

Hougan wrote in a September memo that Solana's promoters argue it's "the only blockchain fast enough to support the tokenization of major assets at a global scale."

Other issuers with solana ETF proposals include Grayscale, 21Shares, Canary Capital, Franklin Templeton, VanEck, Fidelity and CoinShares.

A number of asset managers, including Bitwise, are also seeking to launch ETFs holding other crypto tokens.


Eric Balchunas
There's now 155 crypto ETP filings tracking 35 different digital assets. Could easily end up seeing over 200 hit mkt in next 12mo. Total land rush. Here's the list by coin, amazing work from
Asset
Number of ETF Filings Since 2024
Solana 23
Bitcoin 23
XRP 20
Ethereum 16
Basket 10
Litecoin 5
AVAX 4
DOGE 4
DOT 4
SEI 3
HBAR 3
SUI 3
BNB 3
Cardano 3
NEAR 2

Source: X

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.

With the generic listing standards in place, industry watchers expect many more single-asset crypto ETFs — including products that hold XRP — to hit US exchanges by the end of the year.

This is a developing story.

This article was generated with the assistance of AI and reviewed by editor Michael McSweeney before publication.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
October 28, 2025

The launches test a recently streamlined approval process, potentially paving the way for a wave of new cryptocurrency products to come to market without lengthy, product-specific reviews.

"We've had several interactions with the SEC" on such filings over the last year, Steven McClurg, Canary's founder and CEO, told Reuters. "We were very much ready to go" before the shutdown.

Canary is relying on the mid-September vote by SEC commissioners allowing three national securities exchanges to adopt generic listing standards for cryptocurrency and other commodity exchange-traded products. That rule removed the last obstacle for asset managers hoping to launch [illegible] tied to an array of cryptocurrencies.

SEC officials could not immediately be reached for comment.

Previously new spot crypto ETFs, such as the bitcoin funds launched in January 2024, had to undergo lengthy, product-specific reviews by two different groups of SEC staffers. The new rules enable crypto asset managers to launch products as long as they meet certain criteria.

McClurg added that Canary will not launch all of its filed crypto products at once, but will roll out additional products in the coming weeks and months.

While the firm is comfortable with launching the litecoin and hedera offerings, based on the extent and nature of pre-shutdown discussions with the SEC, "There are a lot of filings we've still got out there that we don't have that level of comfort with."

Together with a 2019 rule designed to streamline the ETF listing process, "the standardized listings give the whole industry plenty of room" to roll out these new products, said Dave Nadig, head of research at ETF.com.

Reporting by Suzanne McGee; Editing by Lisa Shumaker

Canary HBAR ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/HBR/.